FORM 5



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  ANNUAL STATEMENT OF CHANGES IN ENEFICIAL OWNERSHIP


(  ) Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).
(  ) Form 3 Holdings Reported
(  ) Form 4 Transactions Reported


1.Name and Address of                2. Issuer Name and Ticker or Trading Symbol
  Reporting Person                            THE SHAW GROUP INC. (SGR)

  GRIGSBY      L.             LANE.
(Last)         (First)      (Middle)

 P O BOX 104
           (Street)

BATON ROUGE     LOUISIANA              70821
----------------------------------------------
(City)             (State)              (Zip)

3. IRS or Social Security          4.  Statement for Month/Year
   Number of Reporting                        08/99
   Person (Voluntary)

5. If Amendment, Date of Original
   (Month/Year)

6. Relationship of Reporting Person to Issue
   (Check all applicable)

     X     Director                 10% Owner
           Officer                  Other (specify below)
           (give title below)

7.  Individual or Joint/Group Reporting (Check Applicable Line)
    (x)  Form filed by One Reporting Person
    ( )  Form filed by More than One Reporting Person



 Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title    2.Trans- 3.Trans- 4.Securities    5.  Amount   6.Owner- 7. Nature of
   of         action   action   Acquired (A)     of Secu-    ship       Indirect
  (Instr.3)   Date     Code     or Disposed      rities      Form:    Beneficial
              Month/   (Instr.  posed of         Benefi-     Direct   Ownership
              Day/      8)      of (D)           ficially    (D) or
              Year)                              Owned at    In-
                                                 End of      direct
                                                 Fiscal
                                     (A)         Year
                                      or
                       Code V  Amount(D) Price    (Instr.3
                                                     and 4   (Instr.4) (Instr.4)
                       ---- -  ------ -- -------  ---------  --------- ---------



===============================================================================


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FORM 5 (continued)            Table II -- Derivative
                       Securities Acquired, Disposed of, or
                     Beneficially Owned (e.g., puts, calls,
                         warrants, options, convertible
                                   securities)




1.  Title of        2. Conver-      3. Trans-     4.Trans-     5. Number of
    Deriv-             sion or         action       action        Derivative
    ative              Exercise        Date         Code          Securities
    Security           Price of                                  acquired (A)
    (Instr. 3)         Deriv-         (Month/                    or Disposed
                       ative           Day/                           of (D)
                       Security        Year)                     (Instr. 3,4
                                                                  and 5)








                                                                  (A)      (D)
------------------    -----------     ---------     -------       -----  ------
Non-Employee Director   15.3125         1/29/99       A           1,500
Stock Option
(Right to Buy)*






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

FORM 5 (continued)             Table II -- Derivative
                       Securities Acquired, Disposed of or
                     Beneficially Owned (e.g., puts, calls,
                         warrants, options, convertible
                                   securities)





6. Date Exercisable  7.Title and   8. Price    9.Number     10.Owner-    11. Na-
   and Expiration      Amount of      of         of Deriv-     ship         ture
   Date                Underlying     Deriv-     ative         of         of In-
                       Securities     ative      Secur-        Deriv-     direct
   (Month/Day/        (Instr. 3       Secur-     ities         ative      Bene-
    Year)              and 4)         ity        Bene-         Secu-      ficial
                                      (Instr.    ficially      rity:      Own-
   Date     Expira-          Amount    5)        Owned         Direct     ership
   Exer-    tion      Title  or Number           at End        (D) or
   cisable  Date             of Shares           of            Indi-      (Instr
                                                 Year          rect(I)       .4)
                                                               (Instr
                                                (Instr.4)        .4)
 ======= =======  ===========  ======= =======  ==========    ========   =======

 1/29/00 1/29/09  Common Stock  1,500                1             D




Explanation of Responses: * Annual Option automaticsally granted to Mr. Grigsby pursuant to the Company's 1996 Non-Employee Director Stock Option Plan upon his re-election to the CoOmpany's Board of Directors.

                    /s/ L. Lane Grigsby                             10/15/99
               ** Signature of Reporting Person                        Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

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